UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

APRIA HEALTHCARE GROUP INC.
(Name of Subject Company (Issuer))
APRIA HEALTHCARE GROUP INC.
(Name of Filing Person (Issuer))
3 3/8% Convertible Senior Notes Due 2033
(Title of Class of Securities)
037933AA6
037933AB4
(CUSIP Number of Class of Securities)
Robert S. Holcombe, Esq.
Executive Vice President, General Counsel and Secretary
26220 Enterprise Court
Lake Forest, California 92630
(949) 639-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copy to:
Jeffrey A. LeSage, Esq.
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90025
(213) 229-7000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$254,218,750,00	$9,990.80

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3 3/8% Convertible Senior Notes Due 2033 (the “Securities”), as described herein, is $1,016.875 per $1,000 principal amount of the Securities outstanding. As of August 4, 2008 there was $250,000,000.00 in aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $254,218,750.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1. Summary Term Sheet.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
Index to Exhibits
EXHIBIT (a)(1)(A)
EXHIBIT (a)(1)(B)
EXHIBIT (a)(1)(C)
EXHIBIT (a)(1)(D)
EXHIBIT (a)(1)(E)

INTRODUCTORY STATEMENT
This Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by Apria Healthcare Group Inc., a Delaware corporation (the “Company” or “Apria”), and relates to the offer by the Company to purchase, at the option of the holder thereof (the “Holder”), all outstanding 3 3/8% Convertible Senior Notes Due 2033 issued by the Company (the “Securities”), upon the terms of and subject to the conditions set forth in, the Indenture, dated as of August 20, 2003 between the Company and U.S. Bank National Association, a national banking corporation duly organized and existing under the laws of the United States of America, as trustee (the “Trustee”) as modified by that certain First Supplemental Indenture, dated as of December 14, 2004 (collectively, the “Indenture”), and the Company Repurchase Notice to Holders of 3 3/8% Convertible Senior Notes Due 2033, dated July 24, 2008, (the “Original Notice”), as supplemented by that certain Supplement to Company Repurchase Notice to Holders of 3 3/8% Convertible Senior Notes Due 2033, dated August 4, 2008 (the “Supplement” and together with the Original Notice, the “Company Notice”), the form of Company Repurchase Election attached thereto (the “Form of Election”) and the related notice materials filed as exhibits to this Schedule TO-I (which Company Notice, Form of Election and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).
This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Items 1 through 9.
     The Company is the issuer of the Securities and is obligated to purchase all of the Securities if validly tendered by the Holders under the terms and subject to the conditions set forth in the Put Option.
      The Securities are convertible into shares of common stock, $0.001 par value per share, of the Company, if any, subject to the terms, conditions, and adjustments specified in the Indenture and the Securities. The Company maintains its registered and principal executive offices at 26220 Enterprise Court, Lake Forest, California 92630, and the telephone number there is (949) 639-2000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO-I.

Item 10. Financial Statements.
     (a) The Company’s financial condition is not material to a Holder’s decision whether to put the Securities to the Company because (i) the consideration being paid to Holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Securities, and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.
     (b) Not applicable.
Item 11. Additional Information.
     (a) Not applicable.
     (b) Not applicable.

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Item 12. Exhibits.
(a)(1)(A)	Company Repurchase Notice to Holders of 3 3/8% Convertible Senior Notes Due 2033, dated July 24, 2008.

(a)(1)(B)	Supplement to Company Repurchase Notice to Holders of 3 3/8% Convertible Senior Notes Due 2033, dated August 4, 2008.

(a)(1)(C)	Form of Company Repurchase Election.

(a)(1)(D)	Form of Substitute Form W-9.

(a)(1)(E)	Press Release issued by the Company on August 4, 2008.

(b)(1)	Credit Agreement, dated as of June 18, 2008, by and among the Company, Banc of America Bridge LLC, Barclays Capital and Wachovia Capital Markets, LLC, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 20, 2008.

(d)(1)	Indenture dated August 20, 2003 between the Company and U.S. Bank National Association, incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 filed with the Securities and Exchange Commission on November 14, 2003.

(d)(2)	First Supplemental Indenture dated December 14, 2004 between the Company and U.S. Bank National Association, incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on March 16, 2005.

(d)(3)	Agreement and Plan of Merger, dated as of June 18, 2008, by and among the Company, Sky Acquisition LLC and Sky Merger Sub Corporation, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 20, 2008.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APRIA HEALTHCARE GROUP INC.
/s/ Raoul Smyth
Name:	Raoul Smyth
Title:	Vice President and Associate General Counsel

Date: August 4, 2008

Index to Exhibits

Exhibit Number	Description

(a)(1)(A)	Company Repurchase Notice to Holders of 3 3/8% Convertible Senior Notes Due 2033, dated July 24, 2008.

(a)(1)(B)	Supplement to Company Repurchase Notice to Holders of 3 3/8% Convertible Senior Notes Due 2033, dated August 4, 2008.

(a)(1)(C)	Form of Company Repurchase Election.

(a)(1)(D)	Form of Substitute Form W-9.

(a)(1)(E)	Press Release issued by the Company on August 4, 2008.

(b)(1)	Credit Agreement, dated as of June 18, 2008, by and among the Company, Banc of America Bridge LLC, Barclays Capital and Wachovia Capital Markets, LLC, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 20, 2008.

(d)(1)	Indenture dated August 20, 2003 between the Company and U.S. Bank National Association, incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 filed with the Securities and Exchange Commission on November 14, 2003.

(d)(2)	First Supplemental Indenture dated December 14, 2004 between the Company and U.S. Bank National Association, incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on March 16, 2005.

(d)(3)	Agreement and Plan of Merger, dated as of June 18, 2008, by and among the Company, Sky Acquisition LLC and Sky Merger Sub Corporation, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 20, 2008.